Filed Pursuant to Rule 424(b)(3)

Registration No. 333-281527

Prospectus Supplement No. 1

(To Prospectus dated August 21, 2024)

Evoke Pharma, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated August 21, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-3 (Registration No. 333-281527). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information described below under “Amendments to Existing Warrants.”

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our common stock is listed on the Nasdaq Capital Market under the symbol “EVOK.” On September 26, 2024, the closing price of our common stock was $5.08.

Our business and investment in our securities involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

AMENDMENTS TO EXISTING WARRANTS

AMENDMENTS TO EXISTING WARRANTS

This prospectus supplement is being filed to update the following:

On September 27, 2024, Evoke Pharma, Inc. (the “Company”) entered into an amendment (the “Exercise Price Warrant Amendment”) with certain affiliates of Nantahala Capital Management, LLC (“Nantahala”), who are holders (each, a “Nantahala Holder”) of its outstanding Series A Warrants to purchase shares of common stock (the “Series A Warrants”), Series B Warrants to purchase shares of common stock (the “Series B Warrants”), and Series C Warrants to purchase shares of common stock (the “Series C Warrants,” and together with the Series A Warrants and Series B Warrants, the “Warrants”) (each as previously amended).

Pursuant to the Exercise Price Warrant Amendment, the Nantahala Holders agreed to pay $3.99 per share to reduce the exercise price with respect to 250,627 Series A Warrants and 250,627 Series C Warrants from $8.16 to $0.01. The remaining Series A Warrants and Series C Warrants held by the Nantahala Holders are not subject to the Exercise Price Warrant Amendment and the exercise price for such warrants remained unchanged at $8.16 per share. The Warrant Amendment does not change the number of shares of common stock underlying the Warrants (the “Warrant Shares”).

In addition, the Company entered into an amendment (the “Series C Vesting Warrant Amendment”) with certain holders (each, a “Series C Holder”) of its Series C Warrants. Pursuant to the Series C Vesting Warrant Amendment, to the extent a Series C Holder exercises (a Series C Holder so exercising, an “Exercising Holder”) its Series B Warrants before 5:00 p.m. Pacific Time on September 30, 2024 (the “Amendment Exercise Deadline”), the Series C Holder’s corresponding Series C Warrants shall be exercisable for a number of Warrant Shares equal to the lesser of (i) three times the number of Warrant Shares exercised by the Exercising Holder pursuant to its Series B Warrants and (ii) the total number of remaining Warrant Shares exercisable under the Series C Warrants (such Warrant Shares that become exercisable, “Vested Warrant Shares,” and any remaining unvested and unexercisable Warrant Shares, “Unvested Warrant Shares”). For any Exercising Holder, following the Amendment Exercise Deadline, if such Exercising Holder exercises any remaining Series B Warrants, the remaining Series C Warrants, if any, shall become vested and exercisable on a one-for-one basis as to the same number of Series B Warrants exercised following the Amendment Exercise Deadline. The exercise price for the Series B Warrants remains unchanged at $8.16 per share.

The Company expects to raise an aggregate of approximately $2.4 million in gross proceeds pursuant to the cash payment from the Exercise Price Warrant Amendment and the exercise of Series B Warrants pursuant to the Series C Vesting Warrant Amendment described above.

The Company will allow all other holders of Series A Warrants or Series C Warrants to enter into amendments on the same terms as the Exercise Price Warrant Amendment or the Series C Warrant Amendment provided such amendment is executed and the holder pays the consideration no later than the Amendment Exercise Deadline on September 30, 2024.

In connection with the Exercise Price Warrant Amendment, the Company entered into a letter agreement, dated September 27, 2024 (the “Letter Agreement”), with Nantahala, pursuant to which, subject to certain limitations, the Company will provide Nantahala the right to appoint (or cause to be nominated) (i) one member of the Company’s Board of Directors (the “Board”) and one member of each Board committee so long as Nantahala, together with its affiliates, beneficially owns at least 5.0% of the Company’s outstanding shares of common stock and (ii) two members of the Board so long as Nantahala, together with its affiliates, beneficially owns at least 15.0% of the Company’s outstanding shares of common stock, subject to certain exceptions, with such director(s) to be mutually agreeable to Nantahala and the Company.

The foregoing descriptions of the Exercise Price Warrant Amendment, Series C Vesting Warrant Amendment and Letter Agreement are not complete and are qualified in their entirety by reference to the full text of the form of such agreements, copies of which were filed as Exhibit 4.1, Exhibit 4.2 and Exhibit 10.1, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on September 27, 2024.

The date of this prospectus supplement is September 27, 2024.